CORRESP
[Riverbed Technology, Inc. Letterhead]
August 17, 2012
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Craig Wilson, Senior Assistant Chief Accountant
Morgan Youngwood, Staff Accountant
Edwin Kim, Attorney-Advisor
Jan Woo, Attorney-Advisor

Re:	Riverbed Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 001-33023
Ladies and Gentlemen:
Riverbed Technology, Inc. (“Riverbed” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on August 7, 2012 by letter dated August 1, 2012, relating to Riverbed's Form 10-K for the fiscal year ended December 31, 2011 (File No. 001-33023) originally filed with the Commission on February 10, 2012 (the “Form 10-K”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response.
Form 10-K for the Fiscal Year Ended December 31, 2011
Business, page 3

1.
Please tell us what consideration you have given to providing the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog. See Item 101(c)(1)(viii) of Regulation S-K for guidance.

The Company respectfully notes that Item 101(c)(1) of Regulation S-K requires companies to provide a narrative description of their businesses. Item 101(c)(1)(viii) requires companies to include in that description the dollar amount of backlog orders “believed to be firm” (emphasis added) “[t]o the extent material to an understanding of the registrant's business taken as a whole” (emphasis added). The Company advises the Staff that orders of the Company's products are generally made on individual purchase orders which are cancellable with little or no notice prior to product shipment and subject to changes in quantities and delivery schedules without significant penalty. As such, these purchase orders are not considered by the Company to be firm.

Customers, page 15

2.
Please tell us what consideration you gave to providing a description of the material terms of your agreement, including but not limited to termination provisions and any exclusivity provisions, with Arrow Enterprise Computing Solutions, Inc., a distributor that accounted for 15% of your consolidated revenue in fiscal year 2011. We note your disclosure that the loss of any channel partners, such as Arrow, could have a material adverse impact, albeit in the short-term.

The Company respectfully informs the Staff that the Company's distribution agreement with Arrow Electronics, Inc. (“Arrow” and such agreement, the “Arrow Agreement”), together with its other distribution relationships, are ordinary course of business relationships for the Company. The Arrow Agreement is similar to other distributor agreements that the Company has entered into in the past and expects to continue to enter into in the future.
The Company notes that its Form 10-K, under “Risks Related to our Business and Industry,” in reference to the Arrow Agreement and the Company's other distribution agreements, states that “We have no minimum purchase commitments with any of our value-added resellers or other indirect distributors, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours…. Our channel partners may choose not to offer our products exclusively or at all.”
The Arrow Agreement is a non-exclusive distribution agreement subject to successively renewable annual terms and is cancellable by either party for convenience upon 30-days' prior notice. The Arrow Agreement does not obligate the Company to sell a major part of the Company's goods or services, nor does it require Arrow to buy any of the Company's products; rather, the Arrow Agreement sets forth only the terms to which a sale will be subject if and when a customer places a purchase order with Arrow for specified products.
In response to the Staff's comment, we hereby undertake in future filings with the Commission to provide additional disclosure to the “Business -- Customers” section of our Annual Reports on Form 10‑K regarding the material terms of the Arrow Agreement substantially similar to the immediately preceding paragraph.
Legal Proceedings, page 37

3.
Please confirm in future filings that you will describe the nature of your patent dispute with Silver Peak Systems in more detail. It is unclear what patents are in dispute and the nature of the injunctive relief sought by Silver Peak Systems. If a party is seeking to enjoin you from selling a product or product line that has a material effect on your financial condition, you should identify such products or product lines.

In response to the Staff's comment, we hereby undertake in future filings with the Commission in which the Company's patent dispute with Silver Peak Systems is referenced, to identify the specific patents alleged by Silver Peak Systems to be infringed by the Company, and to provide details regarding the nature of the injunctive relief sought by Silver Peak Systems and how that injunctive relief relates to specific Company products.
Part III Information Incorporated by Reference from Schedule 14A filed on April 19, 2012
Executive Compensation
Long Term Equity Awards, page 40

4.
We note that you have not provided a quantitative discussion of the two performance targets, quarterly revenue and pre-tax operating target, used to award performance-based cash bonuses nor have you provided the quantitative targets for annual revenue growth used to award long-term equity awards. Please disclose the quantitative targets for each performance measure used under each plan. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should demonstrate why you need not disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. See also Regulation S-K Compliance and Disclosure Interpretation Question 118.04.
In response to the Staff's comment, we hereby undertake in future filings with the Commission containing the Company's Compensation Discussion and Analysis to disclose the specific historical, financial targets for our named executive officers to earn their respective annual cash and equity incentive payments under our Management Bonus Plan and Long-Term Incentive Plan (LTIP). Such disclosure would read substantially similar to the following two statements: (i) “For purposes of our Management Bonus Plan for the fiscal year 20XX, Riverbed's quarterly revenue targets were $XX million, $XX million, $XX million and $XX million, and our quarterly pre-tax operating profit targets were $XX million, $XX million, $XX million and $XX million.” and (ii) “For the 20XX LTIP awards, the annual revenue growth target was XX%.”
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 60

5.
Tell us what consideration you gave to including the liability associated with your unrecognized tax benefit obligation in the table of contractual obligations. We refer you to Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007. In addition, please tell us where you have classified income taxes payable related to your uncertain tax positions.

The Company respectfully advises the Staff that we have evaluated Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007. Accordingly, we considered whether the liability associated with our unrecognized tax benefit obligations should be included in the contractual obligations table in Management's Discussion and Analysis. Given the high degree of uncertainty regarding the timing of future cash outflows associated with our unrecognized tax benefit obligations, the Company is unable to make reasonable estimates of the period of cash settlement with the respective taxing authorities, and we have therefore excluded our unrecognized tax benefit obligations from the contractual obligations table.
The Company supplementally informs the Staff that as of December 31, 2011, the Company had $27.2 million of unrecognized tax benefits related to our uncertain tax positions (including $0.2 million related to interest and penalties). Of this amount, $22.9 million is recorded as income taxes payable and included in “Other long-term liabilities.” The remaining $4.3 million is reported as a reduction of deferred tax assets.
In response to the Staff's comment, we hereby undertake in future annual and quarterly reports filed with the Commission to include disclosure substantially similar to the following as a footnote to the contractual obligations table: “As of ____________, 20XX, we had $XX.X million of unrecognized tax benefits, including interest and penalties, related to uncertain tax positions (See Note XX to our Consolidated Financial Statements). Because of the high degree of uncertainty regarding the settlement of these liabilities, we are unable to estimate the years in which future cash outflows may occur. As a result, this amount is not included in the table above.”
Consolidated Financial Statements
Consolidated Balance Sheets, page 65

6.	Please clarify the nature of your other accrued liabilities and other long-term liabilities. Tell how you considered the guidance in Rules 5.02.20 and 5.02.24 of Regulation S-X.

The Company respectfully advises the Staff that it has disclosed the nature of its other accrued liabilities in Note 8 “Current Liabilities” to the Notes to Consolidated Financial Statements filed with the Form 10-K, as excerpted below:

(in thousands)	As of December 31,
	2011	2012
Other accrued liabilities	$27,061	$18,813
Acquisition-related contingent consideration	15,898	—
Total other accrued liabilities	$42,959	$18,813
The Company's other accrued liabilities of $27.1 million as of December 31, 2011 consist of operating expenses, deferred rent, rebate liabilities, warranty liability and other accrued liabilities. The Company hereby confirms to the Staff that there are no individual items that exceed five percent of the Company's Current Liabilities which require separate disclosure.
The Company's other long-term liabilities at December 31, 2011 are primarily related to $22.9 million of liabilities associated with unrecognized tax benefit obligations , which are greater than five percent of total liabilities and are disclosed in Note 13 “Income Taxes” to the Notes to Consolidated Financial Statements filed with the Form 10-K pursuant to Regulation S-X Rule 5.02.24.
In response to the Staff's comment, we hereby undertake in future filings with the Commission to provide disclosure substantially similar to the following as a footnote to the Uncertain Tax Positions table to Note 13 “Income Taxes”: “As of December 31, 20XX, we had $XX.X million of unrecognized tax benefits (including $X.X million related to interest and penalties) related to our uncertain tax positions. Of this amount, $XX.X million is included in “Other long-term liabilities.” The remaining $XX.X million is reported as a reduction of deferred tax assets.”
Note 1. Organization and Significant Accounting Policies
Goodwill, Intangible Assets and Impairment Assessments, page 71

7.
Please clarify your disclosures that indicate in the event that you determine that the carrying value of your single reporting unit is less than the reporting unit's fair value, you will incur an impairment charge for the amount of the difference during the quarter in which the determination is made. We refer you to ASC 350-20-35-6.

The Company respectfully informs the Staff that the Company's disclosure regarding goodwill impairment assessments on page 71 incorrectly stated that “in the event that we determine that the carrying value of our single reporting unit is less than the reporting unit's fair value, we will incur an impairment charge for the amount of the difference during the quarter in which the determination is made.”
In future filings with the Commission requiring such disclosure we will revise this disclosure to properly reflect our policy, in accordance with ASC 350-20-35-6, which revised disclosure would read substantially similar to the following: “In the event that we determine that the fair value of our single reporting unit is less than the reporting unit's carrying value, we will incur an impairment charge for the amount of the difference during the quarter in which the determination is made.”
Note 14. Segment Information, page 100

8.
We note from your disclosures that revenues by geography are based on the billing address of your customer. Tell us whether revenues and long-lived assets attributable to any individual foreign country are material. We refer you to ASC 280-10-50-41.

The Company considers revenues and long-lived assets attributable to any individual foreign country to be material if they exceeded ten percent of the Company's total revenue or total assets, respectively. The Company respectfully advises the Staff that two individual countries contributed ten percent or more of the Company's consolidated revenue for the 2011 fiscal year: the United States, which contributed 55% of consolidated revenues, and the United Kingdom, which contributed 12% of consolidated revenues. No other individual foreign country contributed ten percent or more of the Company's consolidated revenues for the 2011 fiscal year.
In response to the Staff's comment, we hereby undertake in future filings with the Commission to separately disclose the percentage of revenue for the fiscal year of such filing and the two preceding fiscal years for any individual foreign country to which more than ten percent of our consolidated revenue is attributable.
The Company supplementally advises the Staff that the Company believes no individual foreign country to be material with respect to the Company's long-lived assets.
* * * * *
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
Please direct your questions or comments to me at (415) 247-8800. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 247-8801. Thank you for your assistance.
Riverbed Technology, Inc.
/s/ Randy S. Gottfried
Randy S. Gottfried
Executive Vice President, Business Services and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	Jerry M. Kennelly - Chairman of the Board of Directors, President and Chief Executive Officer
Michael R. Kourey - Chairman, Audit Committee
Brett A. Nissenberg - General Counsel, Senior Vice President of Corporate and Legal Affairs and Secretary
Alex Bender, Ernst & Young LLP
David J. Segre, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Richard C. Blake, Esq., Wilson Sonsini Goodrich & Rosati, P.C.